

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 5, 2018

Jeffrey S. Edison
Chief Executive Officer
Phillips Edison Grocery Center REIT III, Inc.
11501 Northlake Drive
Cincinnati, OH 45249

> **Re: Phillips Edison Grocery Center REIT III, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed March 13, 2018**
> **File No. 333-217924**

Dear Mr. Edison:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Share Repurchase Program, page 196

1.   It appears that the terms of your repurchase program deviate from existing staff guidance. Please provide us with an analysis as to how your program is consistent with relief granted by the Division of Corporation Finance in prior no-action letters. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3215 with any other questions.

       Sincerely,

       /s/ Kim McManus

       Kim McManus
       Senior Counsel
       Office of Real Estate and
       Commodities

cc: Robert H. Bergdolt, Esq. (*via e-mail*)